Mingteng International Corporation Inc.

Lvhua Village, Luoshe Town,

Huishan District, Wuxi,

Jiangsu Province, China 214189

March 29, 2023

Via EDGAR Correspondence

Mr. Eranga Dias

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Mingteng International Corporation Inc. Amendment 1 to Draft Registration Statement on Form F-1 Submitted February 10, 2023 CIK No. 0001948099

Dear Mr. Dias,

This letter is in response to the letter dated February 24, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Mingteng International Corporation Inc. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. A registration statement on Form F-1 (“Registration Statement”) is being submitted to accompany this letter.

Amendment 1 to Draft Registration Statement on Form F-1 Filed February 10, 2023

Cover Page

1. Please disclose the representative warrants on the cover page. Additionally, disclose on the cover page the number of ordinary shares underlying the representative warrants that are being registered in this offering.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the requested disclosure has been provided on the cover page of the Registration Statement.

Business, page 88

2. We note your revisions to the graphics on pages 88 and 89. We are still unable to read the notations on those graphics. Please revise to update with clearly legible notations.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that clear versions of the notations contained in the graphics have been provided on pages 88 and 89 of the Registration Statement.

Compensation, page 118

3. Please update your compensation disclosure to reflect the fiscal year ended December 31, 2022.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that no compensation was paid or accrued for the fiscal years ended December 31, 2022, and the requested disclosure has been provided on page 118 of the Registration Statement.

Related Party Transactions, page 118

4. We note your response to comment 12 and reissue in part. You have provided related party transaction disclosure for the years ended December 31, 2019, 2020 and 2021 and the six months ended June 30, 2022. Item 7.B. of Form 20-F requires that you include information since the beginning of the company’s preceding three financial years up to the date of the document. Please revise.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the requested disclosure has been provided on page 118 of the Registration Statement.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Yingkai Xu
Name:	Yingkai Xu
Title:	Chief Executive Officer